[redacted]

November 30, 2007

From: **MMX Mineração e Metálicos S.A. — Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

File No. 082-35042

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") afforded by Rule 12g3-2(b) thereunder, MMX Mineração e Metálicos S.A. (the "**Company**"), a corporation organized under the laws of the Federative Republic of Brazil, hereby submits the following documents:

1. *Material Fact Notice filed with Brazilian SEC on September 17, 2007 (English version)*

2. *Public Announcement filed with Brazilian SEC on September 17, 2007 (English version)*

3. *Material Fact Notice filed with Brazilian SEC on September 28, 2007 (English version)*

4. *Material Fact Notice filed with Brazilian SEC on November 6, 2007 (English version)*

5. *Public Announcement filed with Brazilian SEC on November 22, 2007 (English version)*

6. *Public Announcement filed with Brazilian SEC on November 29, 2007 (English version)*

7. *Consolidated Share Ownership Form for the month of September filed with Brazilian SEC on October 10 , 2007 (English version)*

dw 12/10

8. *Consolidated Share Ownership Form for the month of October filed with Brazilian SEC on November 9, 2007 (English version)*

The information contained in this letter is being furnished pursuant to Rule 12g3-2(b), with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the registration or continuing reporting obligations of the Exchange Act.

If you have any questions or comments please contact the undersigned at 011-55-(21) 2555-5558.

Very truly yours,

Gina Pinto

MMX MINERAÇÃO E METÁLICOS S.A.

Public Company

PUBLIC ANNOUNCEMENT

MMX RECEIVES OFFERS FOR STAND-BY CREDIT FACILITY AND CANCELS PUBLIC OFFERING

MMX Mineração e Metálicos S.A. ("MMX" or "Company") (Bovespa: MMXM3; TSX: XMM), pursuant to Article 157 of Law 6404/76 and CVM Instruction 358/02, hereby makes the following public announcement:

MMX has received two competing offers from financial institutions for a US$400million stand-by credit facility (the "Facility"). The proceeds of the Facility may be drawn and used by MMX to fund acquisitions.

As a result, MMX has decided to cancel the primary public offering filed with the CVM - the Brazilian Securities and Exchange Commission on September 5, 2007.

Rio de Janeiro, September 17, 2007

Luiz Rodolfo Landim Machado
Executive President and Investor Relations Officer
MMX Mineração e Metálicos S.A.

MMX announces recent developments in the Minas-Rio System

MMX Mineração e Metálicos S.A. (Bovespa: MMXM3; TSX: XMM) ("MMX" or the "Corporation") announces the following recent developments in the Minas-Rio System:

- MMX Minas-Rio Mineração S.A. ("MMX Minas-Rio") signed a letter of intent with the consortium formed by Confab Industrial S.A., Siat S.A. and Marubeni-Itochu Steel Inc., for the supply of pipes required for the construction of the Minas-Rio System slurry pipeline. The contract envisages the supply of approximately 539 km of welded steel pipes with 24 and 26-inch diameter. Deliveries are scheduled between March and December 2008.

- LLX Minas-Rio Logística S.A. ("LLX Minas-Rio") and the consortium ARG-CIVILPORT signed a letter of intent for the offshore construction work of the Açu Port. The construction of the Açu Port commenced today.

The slurry pipeline will connect the iron ore mines in Minas Gerais to the Açu Port, which compose the MMX Minas-Rio System, that is being developed by MMX's subsidiaries, MMX Minas-Rio and LLX Minas-Rio.

We reiterate that confirmation of the businesses which are object of the letters of intent depend on the signing of the respective supply contracts between the parties.

Rio de Janeiro, September 17, 2007

MMX - Investor Relations

Elizabeth Cruz / Gina Pinto
Tel. 55 21 2555-5634 / 2555-5558
ri@mmx.com.br
www.mmx.com.br/ri

XMM LISTED TSX

MMX

MMXM3 NOVO MERCADO BOVESPA BRASIL

MMX MINERAÇÃO E METÁLICOS S.A.

Public Company

PUBLIC ANNOUNCEMENT

MMX Mineração e Metálicos S.A. ("MMX") (Bovespa: MMXM3; TSX: XMM), pursuant to Article 157 of Law #6,404/76 and CVM Instruction 358/02, hereby makes the following announcement:

On September 27, 2007, MMX, LLX Logística S.A. ("LLX") and Ontario Teachers' Pension Plan Board ("OTPP"), a Canadian pension fund, entered into definitive agreements providing for the subscription and purchase of 15% by OTPP of the issued and outstanding shares of LLX, in preferred shares, for a price of US$185.0 million (the "Investment"). Financial closing of the Investment is subject to customary conditions and is expected to occur in the near term.

The investment implies a valuation of MMX's remaining 85% common shares interest in LLX of approximately US$1.05 billion. The proceeds of the Investment will be used to develop non-iron ore port handling activities at the Açu Port, in the State of Rio de Janeiro, develop an industrial complex located in the retro-area of the Açu Port, fund the acquisition of the Brasil Port, in the State of São Paulo, and of the Sudeste Port, in the State of Rio de Janeiro. The Brasil Port, the Sudeste Port, and the non-iron ore activities of and the industrial complex at the Açu Port, are business opportunities that are currently being carried out by LLX Açu Operações Portuárias S.A. ("LLX Açu").

Eike Batista, Chairman & CEO of MMX and Chairman of LLX said: "The closing of this transaction is a very important step for LLX. The funds raised on this transaction with OTPP will allow LLX to develop three ports opportunities that will not only provide MMX with additional logistics alternatives, but will also capitalize on their premium location. I believe that the Brazil Port and the Açu Port have all geographical and conceptual qualities to become new logistics gateways for Brazil."

The LLX port opportunities will be developed as mixed-use terminals sized to berth large carriers with contiguous industrial complex areas and have, therefore, major expansion capacity. The Açu Port, with a back-area of 7,200 ha, will handle iron ore from the MMX Minas-Rio pipelines, as well as other products such as steel, coal, containers, granite, ethanol, oil derivatives and LNG. The Brasil Port, with a back-area of 1,900 ha, is being designed to handle iron ore, containers, fertilizers, agricultural and liquid bulk. The Sudeste Port is also strategically located and sized to house a distribution center and berth for an iron ore terminal.

LLX Açu is a subsidiary of MMX, which owns 70% of its outstanding shares. The remaining 30% interest is owned by Centennial Asset Logística S.A. LLX also owns 51% of LLX Minas-Rio Logística S.A., which is developing the iron ore terminal at the Açu Port.

Additional information may be obtained through the e-mail ri@mmx.com.br.

Rio de Janeiro, September 28, 2007

Luiz Rodolfo Landim Machado
Executive President and Investor Relations Officer
MMX Mineração e Metálicos S.A.

XMM LISTED TSX

MMX

MMXM3 NOVO MERCADO BOVESPA BRASIL

MMX MINERAÇÃO E METÁLICOS S.A.

Public Company

PUBLIC ANNOUNCEMENT

MMX Mineração e Metálicos S.A. ("MMX" or the "Company") (Bovespa: MMXM3; TSX: XMM), pursuant to article 157 of Law 6.404/76 and CVM Instruction 358/02, hereby informs that on November 5, 2007, its subsidiary LLX Logística S.A. ("LLX") entered into a financing agreement with Banco Bradesco S.A. ("Bradesco") contemplating a firm commitment in the amount of US$750 million ("Engagement Letter").

The financing agreement encompasses (i) a short term bridge loan in the amount of US$300 million and (ii) long-term finance credit lines amounting up to US$750 million which are expected to be originated mostly from the onlending of funds from Brazil's National Development Bank ("BNDES"), with an estimated term of up to 13 (thirteen) years (in the aggregate the "Financing").

Pursuant to the Engagement Letter, Bradesco further agreed to undertake best efforts to syndicate approximately an additional US$1.1 billion for LLX.

All the terms and conditions related to the long-term financing will be subject to BNDES's previous analysis, and the conclusion of the transaction is subject to the detailed conditions of the Engagement Letter, and to usual market conditions for transactions of this nature. The funds from the Financing will be used to finance the development of the port logistics projects that are currently being conducted by LLX.

The long-term finance credit lines are structured as project finance, with corporate guarantees limited to the pre-completion phase of the projects that are being conducted by LLX's subsidiaries. MMX will not provide guarantee for the Financing.

On October 17, 2007, LLX filed a request for an initial public primary offering of common shares with the Comissão de Valores Mobiliários ("CVM" - Brazilian Securities and Exchange Commission), pursuant to which LLX's shares would be traded on the Novo Mercado segment of the São Paulo Stock Exchange - Bovespa, as disclosed in a material fact notice of that date.

Additional information may be obtained through the e-mail ri@mmx.com.br.

Rio de Janeiro, November 6, 2007

Luiz Rodolfo Landim Machado
Executive President and Investor Relations Officer
MMX Mineração e Metálicos S.A.

Public Announcement

MMX Mineração e Metálicos S.A. (Bovespa: MMXM3; TSX: XMM), ("MMX") in response to today's press statements, clarifies that it's core business is focused on mining, metallics, and in providing logistics services through its subsidiary LLX Logística S.A. and, therefore, will not participate in the 9th Auction Round of the National Petroleum Agency (ANP - Agência Nacional de Petróleo). OGX Petróleo e Gás Participações S.A. ("OGX") is a separate entity within EBX holdings, and although also controlled by Eike Batista, has its own independent business focus on oil and gas exploration and production. It follows that OGX by itself or via subsidiaries plans to participate in the 9th Auction Round of the National Petroleum Agency. MMX does not hold any share in OGX Petróleo e Gás Participações S.A.

Rio de Janeiro, November 22, 2007

Luiz Rodolfo Landim Machado
Executive President and Investor Relations Officer
MMX Mineração e Metálicos S.A.

MMX - Investor Relations
Elizabeth Cruz / Gina Pinto
Tel. 55 21 2555-5634 / 2555-5558
ri@mmx.com.br
www.mmx.com.br/ri

LISTED TSX

NOVO MERCADO BOVESPA BRASIL

Public Announcement

MMX Mineração e Metálicos S.A. (Bovespa: MMXM3; TSX: XMM) ("MMX") hereby clarifies, in view of the information that has been circulating in the media and financial newswires, that the Company (i) does not have any interest in the capital stock of MPX Energia S.A. ("MPX"), which belongs to MMX's controlling shareholder, Mr. Eike Batista, (ii) did not commit nor has expressed interest in acquiring securities offered by MPX, (iii) is not carrying out any public offering of shares and (iv) does not intend to invest in power generation activities.

MPX is an EBX's Group company, controlled by Mr. Eike Batista, dedicated to electric power generation and its activities do not relate, in any aspect, to MMX"s businesses.

Rio de Janeiro, November 29, 2007

MMX Mineração e Metálicos S.A.

Luiz Rodolfo Landim Machado
Executive President and Investor Relations Officer

MMX – Investor Relations
Elizabeth Cruz / Gina Pinto
Tel. 55 21 2555-5634 / 2555-5558
ri@mmx.com.br
www.mmx.com.br/ri

CONSOLIDATED FORM

Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between September 1st, 2007 and September 30, 2007 the following transactions occurred with securities, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: MMX Mineração e Metálicos S.A.				
Company and Related Persons	**(X) Board of Directors**	**( ) Executive Officers**	**( ) Audit Committee**	**( ) Technical and Consulting Committees**

Initial Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	896	0.01%	0.01%
Shares	Preferred	0	0.00%	0.00%

Transactions in the month

Securities / Derivatives	Securities Characteristics	Brokerage House	Operation	Day	Quantity	Price	Volume (R$)
Shares	Common		Stock option exercise by members of the board of directors	09/12/07	14,980	R$19.29	R$205,245.60
Shares	Common	UBS Pactual	Sale	09/27/07	(1,100)	R$665.12	R$731,632
Shares	Common	UBS Pactual	Sale	09/28/07	(1,100)	R$644.82	R$709,302
Shares	Common	UBS Pactual	Sale	09/26/07	(2,140)	R$659	R$1,410,260

Final Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	11,536	0.08%	0.08%
Shares	Preferred	0	0.00%	0.00%

Note: The informed total number of shares refers to the sum of shares owned by members of the referred group plus shares owned by their related persons.

CONSOLIDATED FORM
Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between September 1st, 2007 and September 30, 2007 there were no transactions with securities and derivatives, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: MMX Mineração e Metálicos S.A.				
Company and Related Persons	**( ) Board of Directors**	**(X) Executive Officers**	**( ) Audit Committee**	**( ) Technical and Consulting Committees**

Initial Balance				
Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	159,976	1.05%	1.05%
Shares	Preferred	0	0.00%	0.00%

There were no transactions in the referred month

Securities / Derivatives	Securities Characteristics	Brokerage House	Operation	Day	Quantity	Price	Volume (R$)

Final Balance				
Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	159,976	1.05%	1.05%
Shares	Preferred	0	0.00%	0.00%

Note: The informed total number of shares refers to the sum of shares owned by members of the referred group plus shares owned by their related persons.

CONSOLIDATED FORM
Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between September 1st, 2007 and September 30, 2007 the following transactions occurred with securities, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: MMX Mineração e Metálicos S.A.				
Company and Related Persons	**( ) Board of Directors**	**( ) Executive Officers**	**( ) Audit Committee**	**(X) Controlling Shareholders**

Initial Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	9,551,962	62.78%	62.78%
Shares	Preferred	0	0.00%	0.00%

Transactions in the month

Securities / Derivatives	Securities Characteristics	Brokerage House	Operation	Day	Quantity	Price	Volume (R$)
Shares	Common	UBS Pactual	Sale	09/14/07	(1,000)	R$541.20	R$541.200
Shares	Common	UBS Pactual	Sale	09/18/07	(2,000)	R$579.45	R$1,158,900
Shares	Common	UBS Pactual	Sale	09/19/07	(2,000)	R$604.00	R$1,208,000
Shares	Common	UBS Pactual	Sale	09/20/07	(4,000)	R$629.50	R$2,518,000
Shares	Common	UBS Pactual	Sale	09/25/07	(4,000)	R$647.40	R$2,589,600
Shares	Common	UBS Pactual	Sale	09/26/07	(4,000)	R$657.35	R$2,629,400
Shares	Common	Itaú Corretora	Sale	09/26/07	(1,000)	R$655.00	R$655,000
Shares	Common	Itaú Corretora	Sale	09/27/07	(1,000)	R$665.00	R$665,000
Shares	Common	Itaú Corretora	Sale	09/28/07	(900)	R$655.00	R$589,500
Shares	Common	UBS Pactual	Sale	09/17/07	(1,200)	R$538.04	R$645,648
Shares	Common	UBS Pactual	Sale	09/18/07	(3,600)	R$571.63	R$2,057,868
Shares	Common	UBS Pactual	Sale	09/19/07	(3,600)	R$600.93	R$2,163,348
Shares	Common	UBS Pactual	Sale	09/20/07	(2,400)	R$625.00	R$1,500,000
Shares	Common	UBS Pactual	Sale	09/21/07	(5,100)	R$633.33	R$3,229,983
Shares	Common	UBS Pactual	Sale	09/24/07	(1,400)	R$640.00	R$896,000
Shares	Common	UBS Pactual	Sale	09/26/07	(60)	R$659.00	R$39,540

Final Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	9,514,702	62.47%	62.47%
Shares	Preferred	0	0.00%	0.00%

Note: The informed total number of shares refers to the sum of shares owned by members of the referred Controlling Shareholder, plus shares owned by their related persons.

CONSOLIDATED FORM

Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between October 1st, 2007 and October 31, 2007 the following transactions occurred with securities, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: MMX Mineração e Metálicos S.A.				
Company and Related Persons	**(X) Board of Directors**	**( ) Executive Officers**	**( ) Audit Committee**	**( ) Technical and Consulting Committees**

Initial Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	11,536	0.08%	0.08%
Shares	Preferred	0	0.00%	0.00%

Transactions in the month

Securities / Derivatives	Securities Characteristics	Brokerage House	Operation	Day	Quantity	Price	Volume (R$)
Shares	Common		Stock option exercise by member of the board of directors	10/25/07	92,922	R$25.46	R$2,365,794

Final Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	104,458	0.69%	0.69%
Shares	Preferred	0	0.00%	0.00%

Note: The informed total number of shares refers to the sum of shares owned by members of the referred group plus shares owned by their related persons.

CONSOLIDATED FORM
Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between October 1st, 2007 and October 31, 2007 there were no transactions with securities and derivatives, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: MMX Mineração e Metálicos S.A.							
Company and Related Persons	**( ) Board of Directors**		**(X) Executive Officers**		**( ) Audit Committee**	**( ) Technical and Consulting Committees**	
Initial Balance							
Securities / Derivatives	Securities Characteristics				Quantity	% of participation	
						Same Class and Type	Total
Shares	Common				159,976	1.05%	1.05%
Shares	Preferred				0	0.00%	0.00%
Transactions in the month							
Securities / Derivatives	Securities Characteristics	Brokerage House	Operation	Day	Quantity	Price	Volume (R$)
There were no transactions in the referred month							
Final Balance							
Securities / Derivatives	Securities Characteristics				Quantity	% of participation	
						Same Class and Type	Total
Shares	Common				159,976	1.05%	1.05%
Shares	Preferred				0	0.00%	0.00%

Note: The informed total number of shares refers to the sum of shares owned by members of the referred group plus shares owned by their related persons.

CONSOLIDATED FORM

Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between October 1st, 2007 and October 31, 2007 the following transactions occurred with securities, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: MMX Mineração e Metálicos S.A.				
Company and Related Persons	**( ) Board of Directors**	**( ) Executive Officers**	**( ) Audit Committee**	**(X) Controlling Shareholders**

Initial Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	9,514,702	62.78%	62.78%
Shares	Preferred	0	0.00%	0.00%

Transactions in the month

Securities / Derivatives	Securities Characteristics	Brokerage House	Operation	Day	Quantity	Price	Volume (R$)
Shares	Common	UBS Pactual	Sale	10/01/07	(8,000)	R$664.50	R$5,316,000
Shares	Common	UBS Pactual	Sale	10/17/07	(1,500)	R$700.00	R$1,050,000
Shares	Common	UBS Pactual	Sale	10/18/07	(1,500)	R$719.00	R$1,078,500
Shares	Common	UBS Pactual	Sale	10/19/07	(1,500)	R$760.00	R$1,140,000
Shares	Common	UBS Pactual	Sale	10/23/07	(300)	R$750.00	R$225,000
Shares	Common		Stock option exercise by member of the board of directors	10/25/07	(92,922)	R$25.46	R$2,365,794

Final Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	9,408,980	61.78%	61.78%
Shares	Preferred	0	0.00%	0.00%

Note: The informed total number of shares refers to the sum of shares owned by members of the referred Controlling Shareholder, plus shares owned by their related persons.

END